09042116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 44204 |

Mail Processing Section
SEC
AUG 27 2009
Washington, DC
122

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Bermuda Securities ( BVI ) Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Maxwell R. Roberts Building, # 1 Church Street
(No. and Street)

| Hamilton | Bermuda | HM 11 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

| 4 Par-la-Ville Road, | Hamilton | Bermuda | HM 08 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 9/17

## OATH OR AFFIRMATION

I, Michael Raymond Schroter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Bermuda Securities (BVI) Ltd., as of June 30th, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________

____________________

____________________

Signature

Secretary

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG
Crown House
4 Par-la-Ville Road
Hamilton HM 08, Bermuda
Mailing Address:
P.O. Box HM 906
Hamilton HM DX, Bermuda

Telephone 441 295 5063
Fax 441 295 9132
Internet www.kpmg.bm

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
First Bermuda Securities (BVI) Ltd.

In planning and performing our audit of the financial statements of First Bermuda Securities (BVI) Ltd. (the "Company"), for the year ended June 30, 2009, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and of the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG, a Bermuda partnership, and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG

Chartered Accountants
Hamilton, Bermuda
August 21, 2009

**FIRST BERMUDA SECURITIES (BVI) LTD.**

**Financial Statements**
(With Independent Auditors' Report Thereon)

Years Ended June 30, 2009 and 2008

KPMG
Crown House
4 Par-la-Ville Road
Hamilton HM 08, Bermuda
Mailing Address:
P.O. Box HM 906
Hamilton HM DX, Bermuda

Telephone 441 295 5063
Fax 441 295 9132
Internet www.kpmg.bm

# INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
First Bermuda Securities (BVI) Ltd.

We have audited the accompanying statements of financial condition of First Bermuda Securities (BVI) Ltd. as of June 30, 2009 and 2008 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The statements of changes in liabilities subordinated to claims of general creditors have not been presented, as there were no such liabilities during the years ended June 30, 2009 and 2008.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Bermuda Securities (BVI) Ltd. as of June 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG

Chartered Accountants
Hamilton, Bermuda
August 21, 2009

KPMG, a Bermuda partnership, and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

**FIRST BERMUDA SECURITIES (BVI) LTD.**

Statements of Financial Condition

June 30, 2009 and 2008
*(Expressed in Bermuda Dollars)*

| | 2009 | 2008 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 63,917 | $ 58,433 |
| Brokerage commissions receivable | 79,748 | 31,000 |
| Due from parent company, net (Note 3) | 691,674 | 629,897 |
| Prepaid expenses | 300 | 300 |
| Total assets | $ 835,639 | $ 719,630 |
| **Stockholder's equity** | | |
| Capital stock | | |
| Authorized, issued and fully paid | | |
| 50,000 shares of $1 par value each | 50,000 | 50,000 |
| Retained earnings | 785,639 | 669,630 |
| Total stockholder's equity | 835,639 | 719,630 |
| Total liabilities and stockholder's equity | $ 835,639 | $ 719,630 |

*See accompanying notes to financial statements*

Signed on behalf of the Board

__________________________ Director

__________________________ Director

**FIRST BERMUDA SECURITIES (BVI) LTD.**

Statements of Income

Years Ended June 30, 2009 and 2008
*(Expressed in Bermuda Dollars)*

| | 2009 | 2008 |
|---|---|---|
| **Income** | | |
| Brokerage commissions | $ 974,582 | $ 1,062,798 |
| Interest income | 486 | 2,121 |
| Total income | 975,068 | 1,064,919 |
| **Expenses** (Note 5) | | |
| Commission expenses (Note 4) | 430,569 | 469,030 |
| Clearing and brokerage charges | 154,955 | 159,250 |
| Insurance expense | 10,750 | 3,024 |
| Secretary and filing fees | 8,137 | 3,919 |
| Telecommunications expense | 5,625 | 9,579 |
| Bank charges | 1,023 | 1,240 |
| Other general expenses | - | 2,752 |
| Total expenses | 611,059 | 648,794 |
| Net income for the year | $ 364,009 | $ 416,125 |

*See accompanying notes to financial statements*

**FIRST BERMUDA SECURITIES (BVI) LTD.**

Statements of Changes in Stockholder's Equity

Years Ended June 30, 2009 and 2008
*(Expressed in Bermuda Dollars)*

| | 2009 | 2008 |
|---|---|---|
| **Capital stock** | | |
| Capital stock at beginning and end of year | $ 50,000 | $ 50,000 |
| **Retained earnings** | | |
| Retained earnings at beginning of year | 669,630 | 501,505 |
| Net income for the year | 364,009 | 416,125 |
| Dividends | (248,000) | (248,000) |
| Retained earnings at end of year | 785,639 | 669,630 |
| **Total stockholder's equity** | $ 835,639 | $ 719,630 |

*See accompanying notes to financial statements*

**FIRST BERMUDA SECURITIES (BVI) LTD.**

Statements of Cash Flows

Years ended June 30, 2009 and 2008
*(Expressed in Bermuda Dollars)*

| | 2009 | 2008 |
|---|---|---|
| **Cash flow from operating activities** | | |
| Net income | $ 364,009 | $ 416,125 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Change in brokerage commissions receivable | (48,748) | 51,000 |
| Change in amount due from parent company | (61,777) | (219,105) |
| Change in accounts payable and accrued expenses | - | (299) |
| Cash provided by operating activities | 253,484 | 247,721 |
| **Cash flow from financing activities** | | |
| Dividends | (248,000) | (248,000) |
| Cash used in financing activities | (248,000) | (248,000) |
| Net increase (decrease) in cash and cash equivalents | 5,484 | (279) |
| Cash and cash equivalents at beginning of year | 58,433 | 58,712 |
| Cash and cash equivalents at end of year | $ 63,917 | $ 58,433 |

*See accompanying notes to financial statements*

1. **General**

First Bermuda Securities (BVI) Ltd. (the "Company") was incorporated on November 2, 1992 under the laws of the British Virgin Islands and carries on business as a broker/dealer and is a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of First Bermuda Group Ltd. ("FBG"), a company incorporated in Bermuda.

2. **Significant accounting policies**

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The following are the significant accounting policies adopted by the Company:

*a)* *Brokerage commissions*

Brokerage commissions are accounted for on a trade-date basis and are accrued to the balance sheet date.

*b)* *Interest income*

Interest income is accrued to the balance sheet date.

*c)* *Commission expenses*

Commission expenses are accrued to the balance sheet date.

*d)* *Cash and cash equivalents*

Cash and cash equivalents are short-term, highly liquid investments with maturities of less than three months from the date of acquisition. Money market fund investments are included in cash equivalents and are valued at the net asset value as reported by the funds' administrators. Any appreciation in value is recorded as interest income in the statements of income.

*e)* *Use of estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Due from parent company**

Amounts due from the parent company are presented net, they are interest free, unsecured and have no fixed terms of repayment.

4. **Commission expenses**

Commission expenses primarily represent the commissions paid by FBG to its employees for services provided to the Company. These expenses are computed as 50% of brokerage commission earned, after clearing and brokerage charges.

5. **Related party transactions**

General and administrative expenses amounting to $81,847 (2008 - $85,283) have been borne by FBG on behalf of the Company and are not included in the statements of income.

6. **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At June 30, 2009 the Company had net capital of $93,964 (2008 - $79,733), which was $88,964 (2008 - $74,733) in excess of its required net capital of $5,000.

7. **Taxation**

The Company is considered a non-resident corporation for British Virgin Islands corporation taxation purposes and is therefore not subject to tax.

It is management's belief that the Company is not engaged in a United States trade or business, as determined under United States Federal tax laws, and will not be subject to United States income taxes in respect of the profits and losses of the Company. As a result, management has made no provision for income taxes in the financial statements.

The Company adopted the provisions of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48") as of July 1, 2008. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. For the year ended June 30, 2009, the Company did not record any unrecognized tax benefits or expenses as a result of the adoption of FIN 48 and there was no adjustment to opening retained earnings. The Company has not recorded any interest or penalties during the year ended June 30, 2009.

8. **Fair Values of financial instruments**

The fair values of financial assets and liabilities, which include cash and cash equivalents, brokerage commissions receivable and due from parent company, approximate their carrying amounts as they are generally due on demand or earn interest at market rates.

**FIRST BERMUDA SECURITIES (BVI) LTD.** **Schedule 1**

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **Net capital** | | |
| Total stockholder's equity | $ 835,639 | $ 719,630 |
| Total stockholder's equity qualified for net capital | 835,639 | 719,630 |
| Other deductions (excess fidelity bond) | (50,000) | (10,000) |
| Total capital and allowable subordinated liabilities | 785,639 | 709,630 |
| Deductions and/or charges<br>Non-allowable assets: | | |
| Amount due from parent company | (691,674) | (629,897) |
| Total deductions and/or charges | 93,965 | 79,733 |
| Net capital before haircuts on securities positions | 93,965 | 79,733 |
| Net capital | $ 93,965 | $ 79,733 |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required | $ 5,000 | $ 5,000 |
| Excess net capital | $ 88,965 | $ 74,733 |
| Ratio: Aggregate indebtedness to net capital | 0:1.000 | 0:1.000 |

The amount stated for net capital in this Schedule is not materially different from the amount stated in Part IIA of the Company's report submitted to FINRA on Form X-17A-5 for the period ended June 30, 2009 and therefore a reconciliation is not required.